April 11, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Rucha Pandit

Re:	Safe & Green Holdings Corp.
Registration Statement on Form S-1
Filed April 5, 2023
File No. 333-271152
Request For Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Safe & Green Holdings Corp. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-271152), to become effective on Friday, April 14, 2023, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes its counsel, Leslie Marlow, Esq. of Blank Rome LLP, to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (212) 885-5358 with any questions you may have concerning this request, and please notify Ms. Marlow when this request for acceleration has been granted.

Very truly yours,

Safe & Green Holdings Corp.

By:	/s/ Paul Galvin
Name:	Paul Galvin
Title:	Chief Executive Officer

cc:	Leslie Marlow, Esq., Blank Rome LLP